Filed by QLogic Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

Subject Company:

QLogic Corporation

(Commission File No. 000-23298)

Today Cavium and QLogic issued a joint press release announcing that a definitive agreement has been signed for Cavium to acquire QLogic. The acquisition is a winning combination for customers and employees and is financially compelling for QLogic shareholders. The combined breadth of products, technologies and capabilities will accelerate innovation for all QLogic data center and enterprise customers. In addition, the scale of operations of a nearly $1 billion revenue company will create more career opportunities for employees. Shareholders will benefit from both the immediate premium, as well as the opportunity to participate in the long-term value creation from the combined company’s strong growth prospects and meaningful synergies.

We are truly excited to have entered into this agreement. This acquisition will result in a stronger, more competitive combined company that is good for employees, customers, and investors. As we expand on below, Cavium is a leading technology company and they are excited to have QLogic’s market leading Fibre Channel and Ethernet server and storage connectivity solutions to expand their infrastructure footprint. In addition, there is a very complimentary customer base between the two companies which includes all major server and storage OEMs. The agreement is very positive from a number of perspectives.

Cavium is a leading provider of semiconductor products that enable intelligent processing for enterprise, data center, cloud, wired and wireless networking. They offer a broad portfolio of integrated, software compatible processors ranging in performance up to 100Gbps that enable secure, intelligent functionality in enterprise, datacenter, broadband and access, and service provider equipment. Cavium’s processors are supported by ecosystem partners that provide operating systems, tools support, reference designs and other services. Cavium employs approximately 1,000 people with principal offices in San Jose, California and design team locations in California, Massachusetts, India, and China. Cavium generated $412.7 million of revenue during the 12 months ended December 31, 2015.

There are five key elements to the Cavium strategic rationale behind this deal which creates a leading, diversified pure-play infrastructure semiconductor company with growth at scale.

1.	QLogic’s market-leading advanced connectivity and storage solutions expand Cavium’s footprint by adding an incremental $2 billion + TAM
2.	Manufacturing and sales synergies can drive revenue growth across combined customer base
3.	Provides critical scale and significantly increases profitability
4.	$45 million of identified annualized cost synergies
5.	Accretive to non-GAAP EPS

The transaction announced today is subject to customary regulatory approvals and closing conditions. We expect the transaction will close in the third quarter of calendar year 2016. Until the transaction closes, we will operate as an independent company, as we did before the announcement. There will no doubt be many questions. We will answer the ones we can, but many of the details will not be available until the planning is complete and the transaction closes.

A significant amount of hard work lies ahead of us in order to most effectively integrate QLogic into Cavium to maximize the opportunity and realize the synergies and benefits. A joint company integration task-force will be established with the goal of developing a detailed integration plan. We will need everyone’s commitment and support to ensure continued execution to achieve our business objectives and financial targets.

We will be immediately scheduling a company-wide all-hands meeting for Thursday morning, June 16 at 8:30 a.m. Pacific time, to include every QLogic facility. Management from Cavium will participate in the meeting. Please be on the lookout for the meeting notice and make every effort to attend, even though for some personnel it will be outside regular business hours.

Additionally, Cavium will hold an investor call to discuss the acquisition today, June 15, 2016, at 2:00 p.m. Pacific time (5:00 p.m. Eastern time). QLogic employees are invited to listen to the call to learn more information. The conference call will be available via a live web cast on the investor relations section of the Cavium website at http://www.cavium.com. Please access the website at least a few minutes prior to the start of the call in order to download and install any necessary audio software prior to the call.

In addition to the all-hands meeting on Thursday, a second all-hands meeting will occur on Monday, June 20 at 9:00 a.m. Pacific time, also to include every QLogic facility. This meeting will be attended by Cavium’s President and CEO, Syed B. Ali. Like the Thursday all-hands meeting, it will be outside regular business hours for some personnel, but we want to have one company-wide meeting. A second all-hands meeting notice is also forthcoming.

Lastly, we are immediately beginning a customer, supplier, and partner outreach. Over the next several days, the QLogic management team will be contacting the management of key customers, suppliers, and partners, to brief them on the acquisition and give them the opportunity to ask questions.

We look forward to talking to all of you soon.

Regards,

Jean Hu Acting Chief Executive Officer	Chris King Executive Chairman

Cautionary Note Concerning Forward-Looking Statements

Certain statements made herein, including, for example, information regarding the proposed transaction between Cavium and QLogic, the expected timetable for completing the transaction, and the potential benefits of the transaction, are “forward-looking statements.” These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that could be instituted against QLogic or its directors or Cavium related to the merger agreement; the possibility that various conditions to the consummation of the Cavium exchange offer and merger may not be satisfied or waived, including the receipt of all regulatory clearances related to the merger; the failure of Cavium to obtain the necessary financing pursuant to the arrangements set forth in the debt commitment letter delivered pursuant to the merger agreement or otherwise; uncertainty as to how many shares of QLogic common stock will be tendered into the Cavium exchange offer; the risk that the Cavium exchange offer and merger will not close within the anticipated time periods; risks related to the ultimate outcome and results of integrating the operations of Cavium and QLogic, the ultimate outcome of Cavium’s operating strategy applied to QLogic and the ultimate ability to realize synergies; the effects of the business combination on Cavium and QLogic, including the increased level of indebtedness resulting from the transaction, and the combined company’s future financial condition, operating results, strategy and plans; risks that the proposed transaction disrupts current plans and operations, and potential difficulties in employee retention as a result of the merger; the risk of downturns in the semiconductor and networking industries; the effects of local and national economic, credit and capital market conditions on the economy in general; and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in our other reports and other public filings with the U.S. Securities and Exchange Commission (“SEC”), including, but not limited to, those detailed in QLogic’s Annual Report on Form 10-K for the year ended April 3, 2016, and Cavium’s Annual Report on Form 10-K for the year ended December 31, 2015 and Cavium’s most recent Quarterly Report on Form 10-Q filed with the SEC. The forward-looking statements contained herein are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document relates to a pending business combination transaction between Cavium and QLogic. The exchange offer referenced in this document has not yet commenced. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Cavium will file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. Cavium and a wholly-owned subsidiary of Cavium will file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. QLogic will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. QLogic and Cavium may also file other documents with the SEC regarding the transaction. This document is not a substitute for any registration statement, Schedule TO, Schedule 14D-9, or any other document which QLogic or Cavium may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any investment decision with respect to the transaction, because they will contain important information about the transaction.

The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, will be made available to all holders of QLogic’s stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the solicitation/recommendation statement may be obtained for free by contacting Cavium’s Investor Relations department at (408) 943-7417 or at angel.atondo@cavium.com. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting QLogic’s Investor Relations department at (949) 542-1330 or at doug.naylor@qlogic.com.

In addition to the prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, Cavium and QLogic file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Cavium and QLogic at the SEC’s website at http://www.sec.gov.